EXHIBIT 12

AEP TEXAS CENTRAL COMPANY AND SUBSIDIARY
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	1999	2000	2001	2002	2003	3/31/04
Earnings:
Net Income Before Extraordinary Item and
Cumulative Effect of Accounting Change	$187,718	$189,567	$182,278	$275,941	$217,547	$182,187
Plus Federal Income Taxes	83,508	80,797	172,722	30,102	90,868	71,601
Plus State Income Taxes	--	3,532	14,849	3,616	118	(2,463)
Plus Provision for Deferred Income Taxes	19,938	16,263	(72,568)	113,655	19,393	18,187
Plus Deferred Investment Tax Credits	(5,207)	(5,207)	(5,207)	(5,207)	(5,207)	(5,207)
Plus Fixed Charges	118,911	132,785	125,194	132,236	136,143	137,620

Total Earnings	$404,868	$417,737	$417,268	$550,343	$458,862	$401,925

Fixed Charges:
Interest on Long-term Debt	$87,413	$96,212	$86,980	$99,839	$122,866	$127,305
Interest on Short-term Debt	19,498	22,830	25,023	19,442	5,877	5,640
Distributions on Trust Preferred Securities	12,000	11,940	11,208	10,560	5,264	2,539
Estimated Interest Element in Lease Rentals	--	1,803	1,983	2,395	2,136	2,136

Fixed Charges	$118,911	$132,785	$125,194	$132,236	$136,143	$137,620

Ratio of Earnings to Fixed Charges	3.40	3.14	3.33	4.16	3.37	2.92

* Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no affect on the ratio.